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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. 10)*

                          MGIC INVESTMENT CORPORATION
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                              (Name of Issuer)

                                  Common Stock
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                       (Title of Class of Securities)

                                  552848 10 3
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                                 (CUSIP Number)

                                August 31, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages


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CUSIP NO. 552848 10 3                 13G                     PAGE 2 OF 6 PAGES
                                Amendment No. 10
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        The Northwestern Mutual Life Insurance Company
        39-0509570
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Wisconsin
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    Number of
                           5       Sole Voting Power

     Shares                             4,017,192
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                           33,200
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                             4,017,192
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                           33,200
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

                                        4,050,392
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)

                                      N/A
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 11     Percent of Class Represented by Amount in Row (9)

                                      3.8%
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 12     Type of Reporting Person (See Instructions)
                                       IC
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CUSIP NO.:  552848 10 3               13G                  Page 3 of 6 Pages
                                AMENDMENT NO. 10




ITEM 1

         (a)      Name of Issuer:  MGIC Investment Corporation

         (b)      Address of Issuer's Principal Executive Offices:
                  250 East Kilbourn Avenue, Milwaukee, WI  53202

ITEM 2

         (a)      Name of Person Filing:  The Northwestern Mutual
                  Life Insurance Company

         (b)      Address of Principal Business Office:  720 East
                  Wisconsin Avenue, Milwaukee, Wisconsin 53202

         (c)      Citizenship or Place of Organization:  Wisconsin

         (d)      Title of Class of Securities:  Common Stock

         (e)      CUSIP Number:  552848 10 3

ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
                  240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK
                  WHETHER THE PERSON FILING IS A:

         (a) / / Broker or Dealer registered under Section 15 of the Act

         (b)      / / Bank as defined in section 3(a)(6) of the Act

         (c)      /X/ Insurance company as defined in section
                  3(a)(19) of the Act

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940

         (e)      / / An investment adviser in accordance with
                  section 240.13d-1(b)(1)(ii)(E)

         (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

         (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

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CUSIP NO.:  552848 10 3               13G                  Page 4 of 6 Pages
                                AMENDMENT NO. 10




         (h)      / / A savings association as defined in
                  Section 3(b) of the Federal Deposit Insurance Act

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j)      / / Group, in accordance with section
                  240.13d-1(b)(1)(ii)(J)

ITEM 4      OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount Beneficially Owned: 4,050,392 shares. Of such amount, (i)
13,700 shares are owned by the Balanced Stock Portfolio and 18,700 shares are owned by the Index 500 Stock Portfolio of Northwestern Mutual Series Fund, Inc., a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment company; and (ii) 800 shares are owned by the Index 500 Stock Fund of Mason Street Funds, Inc., an affiliate of The Northwestern Mutual Life Insurance Company and a registered investment company. Northwestern Mutual Investment Services, LLC, a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment advisor, serves as an investment advisor to the Balanced Stock Portfolio, the Index 500 Stock Portfolio, and the Index 500 Stock Fund. Northwestern Investment Management Company, LLC, of which The Northwestern Mutual Life Insurance Company is the sole member, serves as an investment advisor to The Northwestern Mutual Life Insurance Company.

         (b)      Percent of Class:  3.8%

         (c)      Number of shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote:
                          4,017,192


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CUSIP NO.:  552848 10 3               13G                  Page 5 of 6 Pages
                                AMENDMENT NO. 10


                  (ii)    Shared power to vote or to direct the
                          vote:  33,200

                  (iii)   Sole power to dispose or to direct the
                          disposition of:  4,017,192

                  (iv) Shared power to dispose or to direct the disposition of: 33,200

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:  N/A

ITEM 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY OR
             CONTROL PERSON:  N/A

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:  N/A

ITEM 9       NOTICE OF DISSOLUTION OF GROUP:  N/A

ITEM 10      CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP  NO.: 552848 10 3                13G                  Page 6 of 6 Pages
                                 AMENDMENT NO. 10


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2001

                                         THE NORTHWESTERN MUTUAL LIFE
                                         INSURANCE COMPANY


                                         By:  /s/  Robert J. Berdan
                                              Robert J. Berdan
                                              Vice President and
                                              General Counsel